UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
_____

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

[X]   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2010

[   ]   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Fisher Hamilton L.L.C. Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FISHER HAMILTON L.L.C. RETIREMENT SAVINGS PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By: /s/ Peter M. Wilver
     Peter M. Wilver
     Senior Vice President, Chief Financial Officer and
     Member of the Pension Committee

Date: June 21, 2011

Fisher Hamilton L.L.C.
Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Fisher Hamilton L.L.C. Retirement Savings Plan
Index

* Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Fisher Hamilton L.L.C. Retirement Savings Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 21, 2011

Fisher Hamilton L.L.C. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

(In thousands)	2010	2009
Assets		
Investments, at fair value	$ 25,189	$ 21,624
Receivables		
Participant contributions	50	64
Employer contributions	20	22
Notes receivable from participants	225	153
	295	239
Net assets reflecting investments at fair value	25,484	21,863
Adjustment from fair value to contract value for collective trust investments in fully benefit-responsive investment contracts	(47)	(34)
Net assets available for benefits	$ 25,437	$ 21,829

The accompanying notes are an integral part of these financial statements.

Fisher Hamilton L.L.C. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

(In thousands)	2010
Additions	
Investment income	
Dividends and interest income	$ 477
Net appreciation in fair value of investments	2,622
Total investment income, net	3,099
Interest income on notes receivable from participants	8
Contributions	
Employer	645
Participants	1,010
Total contributions	1,655
Total additions, net	4,762
Deductions	
Benefits paid to participants	1,154
Net increase in net assets available for benefits	3,608
Net Assets Available for Benefits	
Beginning of year	21,829
End of year	$25,437

The accompanying notes are an integral part of these financial statements.

Note 1.   Plan Description

The following description of the Fisher Hamilton L.L.C. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, established effective January 1, 1994, is a defined contribution 401(k) savings plan for the benefit of certain employees of Fisher Hamilton L.L.C. ("Hamilton"), a wholly owned subsidiary of Thermo Fisher Scientific Inc. (the "Company"). T. Rowe Price Trust Company is the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Hamilton employees are eligible to participate in the Plan provided that they are a member of the United Brotherhood of Carpenters and Joiners Local No. 1533 or District No. 10 International Association of Machinists and Aerospace Workers Union. Employees are eligible to participate in the Plan on their date of hire.

Contributions

Each year participants may contribute on a pre-tax basis up to 50% of their eligible compensation, not to exceed the limits of the Internal Revenue Code and may elect to defer up to 50% of their Company profit-sharing allocation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans. The Company's non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan offers investment options in the Company's common stock and twenty investment funds. Contributions are subject to certain limitations. Employee contributions and Company match are recorded weekly.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company match, income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Administrative Expenses

The Company pays certain administrative expenses associated with the management of and professional services provided to the Plan. Administrative fees for hardship withdrawals and loan transactions are paid by the participants, and are included in the Statement of Changes in Net Assets Available for Benefits.

Vesting

Participants are immediately vested in both their voluntary contributions and the Company contributions plus actual income or losses on those balances.

Notes Receivable from Participants

Participants may borrow from their account balance. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant's account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar month. The interest rate on existing loans was 4.25% at December 31, 2010 and 2009. Principal and interest are repaid through payroll deductions.

Benefit Payments and Plan Withdrawals

Upon termination of service, a participant (or beneficiary) may elect to receive the participant's account balance in either a lump-sum payment or periodic installments. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Forfeitures

Forfeitures that exist in the Plan were created in previous years before vesting in Company contributions was immediate. All active participant accounts in the Plan were 100% vested as of May 1, 2009.

Forfeitures are used to reduce future employer contributions. In 2010, company matching contributions of $5,000 were paid from forfeited nonvested accounts. Changes in accumulated forfeitures include investment gains and losses. At December 31, 2010 and 2009, there was $1,000 and $5,000, respectively, in accumulated forfeitures available to reduce future employer contributions.

Note 2.   Summary of Significant Accounting Policies

Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value at year-end. The Plan's interests in collective trusts are valued based on the fair value and contract value of the underlying investments of those funds or trusts. The Company's common stock is valued based on quoted market prices. Refer to Note 5 for more information on valuation of the Plan's investments.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value, however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through certain collective trusts. The Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in certain collective trusts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based on the terms of the Plan document.

Risks and Uncertainties

The Plan invests in various investment securities, including mutual funds and common collective trusts, which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassification

Certain amounts have been reclassified in the prior year financial statements to conform to current year presentation.

Subsequent Events

The Company has evaluated events and transactions occurring after the Statements of Net Assets Available for Benefits date through the date of issuance for recognition or disclosure in the financial statements and notes.

Recent Accounting Pronouncements

In September 2010, new guidance was issued pertaining to the reporting of loans to participants by defined contribution pension plans. This guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted the rule retrospectively on January 1, 2010. Adoption did not have an impact on the Plan's net assets available for benefits or changes in net assets available for benefits.

In January 2010, new guidance was issued amending fair value measurements and disclosures. This guidance requires a gross presentation of activities within the Level 3 rollforward and adds a new requirement to disclose significant transfers in and out of Level 1 and Level 2 measurements, and the reasons for those transfers. The guidance further clarifies the existing disclosure requirements regarding: i) the level of disaggregation of fair value measurements, and ii) the disclosures regarding inputs and valuation techniques. This guidance was effective for the Plan's fiscal year beginning January 1, 2010, except for the gross presentation of the Level 3 activity, which is effective for the Plan's fiscal year beginning January 1, 2011. The additional disclosures have been made.

In May 2011, further guidance was issued amending fair value measurements and disclosures. The new guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the plan's financial statements.

Note 3.   Tax Status

The Plan uses a prototype plan document, which is designed in accordance with applicable regulations of the Internal Revenue Code. The Plan itself has not received a determination letter. However, the Company, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Note 4.   Investments

Investments of the Plan's net assets are as follows:

(In thousands, except shares)	December 31, 2010	2009
Mutual Funds – Asset Allocation		
T. Rowe Price Retirement 2020 Fund (1)(2)	$ 6,338	$ 5,259
T. Rowe Price Retirement 2015 Fund (1)(2)	4,207	3,868
T. Rowe Price Retirement 2010 Fund (1)(2)	2,817	2,354
T. Rowe Price Retirement 2025 Fund (1)(2)	2,632	2,186
T. Rowe Price Retirement 2030 Fund (1)(2)	1,869	1,623
T. Rowe Price Retirement 2035 Fund	863	703
T. Rowe Price Retirement 2040 Fund	513	410
T. Rowe Price Retirement Income Fund	280	261
T. Rowe Price Retirement 2045 Fund	224	181
T. Rowe Price Retirement 2005 Fund	109	96
T. Rowe Price Retirement 2050 Fund	11	10
Mutual Funds - Equity		
Dodge & Cox Stock Fund (1)(2)	1,343	1,189
Dodge & Cox International Stock Fund	769	655
Vanguard Mid Capitalization Index Fund, Instl.	344	321
Mutual Funds – Fixed Income		
Western Asset Core Plus Bond Fund, Instl.	533	474
Common Collective Trust – Guaranteed Investment Contract		
T. Rowe Price Stable Value Fund (1)(2)	1,289	1,134
Common Collective Trusts - Equity		
Jennison Institutional U.S. Small-Cap Equity Fund	356	272
T. Rowe Price Growth Stock Trust	329	335
SSGA S&P 500 Index Fund	302	245
Common Stock		
Thermo Fisher Scientific Inc., 1,109 and 1,002 shares, respectively	61	48
Total Investments, at Fair Value	$ 25,189	$ 21,624

(1) Investment represents five percent or more of the Plan's net assets at December 31, 2010.
(2) Investment represents five percent or more of the Plan's net assets at December 31, 2009.

During 2010, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $2,622,000, as follows:

(In thousands)	Year Ended December 31, 2010
Mutual Funds	$ 2,437
Common Collective Trusts	178
Common Stock	7
Net Increase in Fair Value	$ 2,622

Dividends and interest income of $477,000 consisted of the following for the year ended December 31, 2010:

(In thousands)	Year Ended December 31, 2010
Mutual Funds	$ 428
Common Collective Trusts	49
Dividends and Interest Income	$ 477

Note 5.   Fair Value Measurements

The fair value accounting guidance requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves.

Level 3: Inputs are unobservable data points that are not corroborated by market data.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Fisher Hamilton L.L.C. Retirement Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2010

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2010:

(In thousands)	December 31, 2010	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Asset allocation funds	$ 19,863	$ 19,863	$ —	$ —
Equity funds	3,443	2,456	987	—
Guaranteed investment contract funds	1,289	—	1,289	—
Fixed income funds	533	533	—	—
Common stock	61	61	—	—
Total assets at fair value	$ 25,189	$ 22,913	$ 2,276	$ —

The following table presents information about the Plan's financial assets measured at fair value on a recurring basis as of December 31, 2009:

(In thousands)	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Asset allocation funds	$ 16,951	$ 16,951	$ —	$ —
Equity funds	3,017	2,165	852	—
Guaranteed investment contract funds	1,134	—	1,134	—
Fixed income funds	474	474	—	—
Common stock	48	48	—	—
Total assets at fair value	$ 21,624	$ 19,638	$ 1,986	$ —

The table below presents the fair value measurements of Plan assets that calculate and provide the company with a net asset value per share (or its equivalent). These Plan assets are all classified as Level 2 according to the fair value hierarchy:

(In thousands)	Fair Value	Unfunded Commitments	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Asset Category				
Equity funds	$ 987	$ —	Daily	No more than 2 days
Guaranteed investment contract funds	1,289	—	Daily	Daily
	$ 2,276	$ —		

There were no transfers between Level 1 and Level 2 fair value measurements during 2010 or 2009.

Note 6.   Related-party Transactions

Certain Plan investments are shares of mutual funds or interests in common collective trusts managed by T. Rowe Price Retirement Services, an affiliate of T. Rowe Price Trust Company, the trustee of the Plan. Therefore, transactions in these investments, including dividend and interest earned of $425,000, qualify as party-in-interest transactions. Fees borne by the Plan for investment management services were included as a reduction of the return earned on each fund. Notes receivable from participants also qualify as party-in-interest transactions. Interest on notes receivable from participants was $8,000 in 2010.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2010 and 2009, the Plan purchased shares of Company common stock on the open market having values of $25,000 and $14,000, respectively. In 2010 and 2009, the Plan sold shares of Company common stock on the open market having values of $17,000 and $5,000, respectively.

Note 7.   Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuation of contributions, the accounts of each affected participant shall become fully vested. In such event, the assets of the Plan would be distributed to participants in accordance with plan provisions.

Fisher Hamilton L.L.C. Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010   **Supplemental Schedule**

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value (In thousands)
Mutual Funds			
T. Rowe Price	T. Rowe Price Retirement 2020 Fund (1)	(2)	$ 6,338
T. Rowe Price	T. Rowe Price Retirement 2015 Fund (1)	(2)	4,207
T. Rowe Price	T. Rowe Price Retirement 2010 Fund (1)	(2)	2,817
T. Rowe Price	T. Rowe Price Retirement 2025 Fund (1)	(2)	2,632
T. Rowe Price	T. Rowe Price Retirement 2030 Fund (1)	(2)	1,869
Dodge & Cox	Dodge & Cox Stock Fund	(2)	1,343
T. Rowe Price	T. Rowe Price Retirement 2035 Fund (1)	(2)	863
Dodge & Cox	Dodge & Cox International Stock Fund	(2)	769
Western Asset Management Company	Western Asset Core Plus Bond Fund, Instl.	(2)	533
T. Rowe Price	T. Rowe Price Retirement 2040 Fund (1)	(2)	513
Vanguard	Vanguard Mid Capitalization Index Fund, Instl.	(2)	344
T. Rowe Price	T. Rowe Price Retirement Income Fund (1)	(2)	280
T. Rowe Price	T. Rowe Price Retirement 2045 Fund (1)	(2)	224
T. Rowe Price	T. Rowe Price Retirement 2005 Fund (1)	(2)	109
T. Rowe Price	T. Rowe Price Retirement 2050 Fund (1)	(2)	11
Total mutual funds			22,852
Common Collective Trusts			
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	1,242
Jennison	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	356
T. Rowe Price	T. Rowe Price Growth Stock Trust (1)	(2)	329
State Street Global Advisors	SSGA S&P 500 Index Fund	(2)	302
Total common collective trusts			2,229
Common Stock			
Thermo Fisher Scientific Inc.	Common Stock (1)	(2)	61
Participant Loans	Participant Loans (for a term not exceeding 30 years at an interest rate of 4.25%) (1)		225
Total			$25,367

(1) Assets are a party-in-interest to the Plan.
(2) Cost information is not required for participant-directed investments and, therefore, is not included.

Fisher Hamilton L.L.C. Retirement Savings Plan
Exhibit Index
December 31, 2010 and 2009

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-148334) of Thermo Fisher Scientific Inc. of our report dated June 21, 2011 relating to the financial statements of Fisher Hamilton L.L.C. Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 21, 2011